

Mail Stop 3561

August 31, 2016

Jerry A. Shore
Chief Executive Officer
Fred's, Inc.
4300 New Getwell Rd
Memphis, Tennessee 38118

  Re: **Fred's, Inc.**
    Form 10-K for Fiscal Year Ended January 30, 2016
    Filed April 14, 2016
    Form 8-K Filed August 30, 2016
    File No. 1-14565

Dear Mr. Shore:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commercial Commitments, page 31

1. Please tell us why neither the long-term borrowings outstanding on your revolving loan and credit agreement nor the notes payable issued in connection with the Reeves-Sain acquisition are reflected in the table of contractual obligations. Refer to Item 303(a)(5) of Regulation S-K.

Item 8: Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 38

2.   We note your disclosure of asset acquisitions, net (primarily intangibles) in cash flows from investing activities for each year. Please tell us in more detail the nature of these acquired assets and why the acquisitions do not constitute businesses.

Notes to Financial Statements

Note 8 – Equity Incentive Plans

Stock Options, page 53

3.   Please tell us the nature and terms of the repurchase of options that occurred during 2014 and how the repurchase was accounted for.

Note 10 - Other Commitments and Contingencies, page 54

4.   With respect to the cyber-security incident and related assessments and litigation, please tell us your consideration of the requirement in ASC 450-20-50-4.b. to disclose an estimate of the possible loss or range of loss or to disclose that such an estimate cannot be made.

Note 12 – Exit and Disposal Activity, page 57

5.   We note the line item on the statements of cash flows captioned "Provision for store closures and asset impairments." Please reconcile the amounts shown in this line item to the amounts disclosed in the footnotes to the financial statements for exit and disposal activities, especially as it relates to the more significant charges during fiscal 2014. Also tell us how you have complied with the disclosure requirements in ASC 420-10-50-1.

Note 13 – Business Combinations, page 58

6.   We note your disclosure that notes payable issued as purchase consideration have an adjustment mechanism based upon an earn-out provision that could result in an increase to the face value of the notes if certain financial metrics are achieved. We also note your disclosure that no amounts have been reflected in the financial statements for this provision. Please tell us your consideration of recording the fair value of the earn-out provision as part of the total purchase consideration for the acquisition pursuant to ASC 805-30-25.

<u>Form 8-K Filed August 30, 2016</u>

7.   We note your disclosure of adjusted EBITDA and forward looking adjusted EBITDA for the second half of the year in the press release announcing your financial results for the fiscal 2016 second quarter. We also note your disclosure of several other non-GAAP financial measures in the press release announcing your financial results for the fourth quarter and year ended January 30, 2016. Please note that pursuant to Instruction 2 to Item 2.02 of Form 8-K, the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K apply to disclosures furnished or filed under Item 2.02 of Form 8-K. In future filings, please provide the disclosures required by Item 10(e)(1)(i). Please show us what the revisions to your disclosure would look like. Please also refer to the updated Compliance and Disclosure Interpretations issued on May 17, 2016 and consider whether additional revisions to your disclosure will be necessary in future filings in light of this updated guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jerry A. Shore
Fred's, Inc.
August 31, 2016
Page 4

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or me at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at 202-551-3342 or Mara Ransom, Assistant Director, at 202-551-3264 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Branch Chief
Office of Consumer Products